Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the first nine months of 2011 and the years ended December 31 as indicated:

	Nine Months
	Ended	Year Ended December 31,
	9/30/2011	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	11.61	14.84	15.26	5.75	13.12	9.45

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on tax liabilities plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on tax liabilities) and the portion of rental expense that is representative of the interest factor.